December 18, 2019

VIA EDGAR

Mr. Jonathan Burr, Esq.
Division of Corporation Finance
Office of Financial Services
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Prologis, Inc.
Registration Statement on Form S-4
File No. 333-235260
Request for Effectiveness

Dear Mr. Burr:

Reference is made to the Registration Statement on Form S-4 (File No. 333-235260) filed by Prologis, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on November 26, 2019, as amended on December 18, 2019 (the “Registration Statement”).

The Company hereby requests the Registration Statement be made effective at 4:00 p.m., Eastern Time, on December 20, 2019, or as soon as possible thereafter, in accordance with Rule 461 promulgated under the Securities Act of 1933, as amended.

Please contact Adam O. Emmerich of Wachtell, Lipton, Rosen & Katz at (212) 403-1234 or AOEmmerich@wlrk.com, or Viktor Sapezhnikov of Wachtell, Lipton, Rosen & Katz at (212) 403-1122 or VSapezhnikov@wlrk.com, with any questions you may have concerning this letter, or if you require any additional information.  Please notify either Mr. Emmerich or Mr. Sapezhnikov when this request for acceleration of effectiveness of the Registration Statement has been granted.

[Signature Page Follows]

Very truly yours,

PROLOGIS, INC.

By:	/s/ Michael T. Blair
Name:	Michael T. Blair
Title:	Managing Director, Deputy General Counsel

cc:                                Shawn Neuman, Liberty Property Trust
Adam O. Emmerich, Wachtell, Lipton, Rosen & Katz
Viktor Sapezhnikov, Wachtell, Lipton, Rosen & Katz
Richard B. Aldridge, Morgan, Lewis & Bockius LLP
Justin W. Chairman, Morgan, Lewis & Bockius LLP